Exhibit 99.1

Hi everyone,

My name is Alyssa Laverda, and I am a director of acquisitions here at Masterworks.

Our current offering is a painting by Bridget Riley. A leading figure of the Op Art movement, Riley is one of the most celebrated British artists working today. In 2021, Bridget Riley was ranked in the top 125 of all artists, with a total auction turnover of over $17 million, and an increase of over 20% from 2020.

To find investment quality works by the artist, our acquisitions team is actively sourcing works by Bridget Riley and has been offered almost 60 examples from around the world, some of which are priced in excess of $4 million. Of these works, we have selected 3 to be offered on the Masterworks platform.

Our latest offering is “xTxixnxcxtx,” a painting by Bridget Riley that the artist completed in 1972. This work belongs to a commercially attractive subset of the artist’s body of work, when the artist began to embrace the use of color.

As of August 2022, examples of Riley’s work executed in the 1970s, like the current offering, account for four of the artist’s top ten auction records. These are led by “Gala” (1974), which sold for the equivalent of $5.7 million at Christie’s, London on March 22, 2022, “Zing 2” (1971), which sold for the equivalent of $4.5 million at Christie’s, London on June 30, 2021, and “Halcyon 2” (1972), which was completed the same year as the Painting and sold for the equivalent of $3.5 million at Christie’s, London on October 15, 2021.

Between March 1991 and March 2022, auction sales of Riley’s paintings similar to our offering have increased at an estimated annualized appreciation rate of 18.5%.